Exhibit 99.2

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com
News Release
Investor Contact: John Kechejian Vice President, Investor Relations The Thomson Corporation (203) 328-9470 john.kechejian@thomson.com	Media Contact: Jason Stewart Director, Public Relations The Thomson Corporation (203) 328-8339 jason.stewart@thomson.com

For Immediate Release

THOMSON ANNOUNCES QUARTERLY DIVIDEND

(Unless otherwise stated, all amounts are in U.S. dollars)

STAMFORD, Conn., February 12, 2004 — The Board of Directors of The Thomson Corporation (NYSE: TOC; TSX: TOC) today declared a quarterly dividend on the company's common stock of 18.5 cents per share payable on March 15, 2004 to common shareholders of record as of February 24, 2004.

        As announced October 30, 2003, the Board intends to review the company's dividend policy annually, in the second quarter, beginning this year, rather than in October, to more closely align the dividend review with the company's overall business planning calendar.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 43,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).